

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2024

Jing Tuang Kueh
Chief Executive Officer
GIBO Holdings Ltd.
Unit 2912, Metroplaza, Tower 2
223 Hing Fong Road, Kwai Chung, N.T.
Hong Kong

> **Re: GIBO Holdings Ltd.**
> **Amendment No. 1 to Draft Registration Statement on Form F-4**
> **Submitted November 25, 2024**
> **CIK No. 0002034520**

Dear Jing Tuang Kueh:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 11, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-4 submitted November 26, 2024

Cover page

1. We note your response to prior comment 3 but do not see corresponding revisions to the cover page disclosure. Please revise to disclose the amount of securities issued or to be issued to the SPAC sponsor, its affiliates, and promoters and the price paid or to be paid for such securities in connection with the de-SPAC transaction or any related financing transaction. Please also disclose whether this securities issuance may result in a material dilution of the equity interests of non-redeeming shareholders who hold

the securities until the consummation of the de-SPAC transaction. Refer to Item 1604(a)(3) of Regulation S-K.

Frequently Used Terms
"Monthly Active Users" or "MAUs", page 6

2. You state that you are unable to quantify or eliminate duplicate monthly active users (MAUs). To the extent similar restrictions apply to your other metrics such as "Registered users," please revise your definitions accordingly. In addition, address the following:

    • Revise your definition of MAUs to remove the word "able" where you state GIBO is "unable able to quantify or eliminate duplicates."

    • You state on page 209 when a user registers on your platform, they provide various information including their date of birth. Explain why your definition of MAUs states that you do not require a user to provide personally identifiable information to get access to the platform, or revise as necessary.

    • Disclosure on page 199 refers to 26.7 million MAUs on your platform. Explain how you determine MAUs for the year. In this regard, clarify whether such amount represents MAUs as of the last month of the period presented or an average of the MAUs throughout the period.

    • Revise the definition of "Registered users" to disclose the period that you began registering users on your platform. Also, describe how, or if, you address dormant users.

    • Revise to include a risk factor addressing your inability to quantify duplicate MAUs and the potential for overstating this measure. Similar revisions should be made with regard to other metrics, as applicable.

Questions and Answers about the Proposal
What shall be the relative equity stakes of BUJA shareholders in PubCo upon completion of the Business Combination, page 10

3. We note your revised disclosures in response to prior comment 5. Please revise to include separate tabular disclosure to address the requirements of Item 1604(c) of Regulation S-K. Ensure such disclosure includes the following for each selected redemption level, as applicable

    • Disclose the number of BUJA's ordinary shares outstanding as of their most recent balance sheet included in the filing, as adjusted to give effect to any consummated transactions, such as redemptions, since the most recent balance sheet. Ensure disclosures clearly describe any assumed adjustments.

    • Include the net tangible book value as calculated from BUJA's most recent balance sheet included in the filing. In your response, provide us with the calculations that support such disclosure.

    • Include separate line items in the table that give effect to material probable or consummated transactions (other than the completion of the de-SPAC transaction) to arrive at adjusted net tangible book value. Such adjustments may include items such as transaction expenses to be paid by BUJA that are not included in the most recent financial statements, trust account balance at different redemption levels, repayments to Sponsor, etc.

- Separately disclose net tangible book value per share as of the BUJA's most recent balance sheet date and net tangible book value per share, as adjusted. Such calculations should not include any shares that will be issued to GIBO shareholders as part of the business combination transaction.
- Disclose dilution, which should be calculated as the difference between the offering price in BUJA's initial registered offering and the net tangible book value per share, as adjusted.
- Describe each material potential source of future dilution on net tangible book value per share, such as the exercise of warrants, outside of the table.
- Remove any reference to "pro forma" in the revised dilution table. Refer to footnote 291 of SEC Release No. 33-11265.

What happens if the Business Combination is not consummated?, page 22

4. Ensure your discussion of the Business Combination deadline is consistent throughout the filing. In this regard, your disclosures here refer to a current extension through October 30, 2024 while elsewhere you refer to a deadline of November 30, 2024.

Summary of the Proxy Statement/Prospectus, page 26

5. We note your response to prior comment 6 and reissue. Please revise your prospectus summary to disclose the determination of the board of directors of the SPAC, the material factors that the board of directors considered in making such determination, and any report, opinion, or appraisal obtained for such determination. Refer to Item 1604(b)(2) of Regulation S-K.

Risk Factors
We train and fine-tune our AI models using datasets from users or third parties..., page 61

6. We note your disclosure you may use datasets from users or third parties to fine-tune your AI models. Please tell us whether you solely rely on data from your users or whether you also use data from third parties. To the extent you use both, please revise for consistency.

Proposal 1. The Business Combination Proposals
Basis for the Boards Recommendation - Fairness Opinion, page 138

7. You disclose on page 140 that your membership will reach 190 million in 2025. Please tell us whether memberships are the same as registered users. If so, revise to clarify as such where you define registered users or alternatively, use consistent references throughout the filing (i.e. registered users) to avoid confusion.

Basis and Assumptions to Financial Projections, page 141

8. We note your disclosure that for deriving the projections for your membership subscription percentage and fee, you compared yourself against YouTube and ChatGPT. Please revise to clarify whether the comparison was based on when those companies were in the same stage of development as GIBO is now, or based on their

current operations, and why such comparisons are appropriate. In addition, for each of the other metrics identified, provide a more detailed discussion of the underlying assumptions regarding the projected increases and why you believe they are reasonable.

<u>Unaudited Pro Forma Condensed Combined Financial Information</u>
<u>Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 165</u>

9.   We note from your disclosures on page 31 that subsequent to December 31, 2024, the Sponsor made five deposits into the Trust Account to extend the Termination Date. Pro forma adjustment (C) appears to only reflect three extension payments. Please revise.

10.   We note your response to prior comment 13. Please explain further how you considered the conversion of Founders shares into Class B Ordinary shares with super-majority voting rights in your determination that the fair value of the Founders' shares is the same both before and after the business combination.

<u>Information Related to GIBO</u>
<u>Competitive Strengths, page 199</u>

11.   We note your revisions to "Frequently Used Terms" that define each of your metrics discussed in this section. Please revise your disclosures here to include a cross reference to such definitions.

12.   Please tell us whether you have any fee-paying members in fiscal 2024. If so, tell us your consideration to disclose this measure and in your response, provide us with the number of paying members and the revenue earned from such members to date. Refer to SEC Release No. 33-10751.

<u>Our Platform, page 202</u>

13.   Please revise throughout the filing to disclose when the *GIBO.ai* platform was launched.

<u>Our Monetization Models, page 209</u>

14.   We note your revised disclosures in response to prior comment 15 where you indicate that you plan to launch advertising, pay-per-view and membership subscriptions services after your registered users reach 100 million. Please revise to disclose when you anticipate reaching 100 million registered users. In addition, revise to disclose any funding or resources necessary to achieve your monetization plan. Lastly, tell us whether you currently incentivize your content creators or whether you intend to do so in the future and if so, revise to include a discussion of such plans.

15.   We note you entered into an IT service agreement for total consideration of $60 million. Please revise to disclose the term of this agreement. In addition, revise Note 2 to Global IBO Group's financial statements to include the revenue recognition policy related to such services.

Management's Discussion and Analysis of Financial Condition and Results of Operations of GIBO

Overview, page 214

16.   Your response to prior comment 20 refers to revised disclosures on page 216, however, it is unclear what revisions you are referring to. While we note your revised disclosure on page 215, such disclosures do not appear to address our previous comment. Please revise your MD&A Overview to include a discussion regarding the current status of your monetization plan and the potential impact to your results of operations, financial condition and liquidity if you are unable to monetize your platform in a timely manner. Refer to Item 5.D of Form 20-F.

Organization, page 215

17.   The revised organization charts provided in response to prior comment 21 include reference to Notes 1 through 7, however, such notes are not included in the filing. Please explain or revise.

General

18.   We note your response to prior comment 25 and reissue in part. Please revise to include the relevant disclosure on your cover page and in your prospectus summary discussed in the Division of Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021.

        Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Matthew Derby at 202-551-3334 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Yang Ge